SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

                TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
                13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

                          BANGOR HYDRO-ELECTRIC COMPANY
                       (Name of Subject Company (Issuer))

                          BANGOR HYDRO-ELECTRIC COMPANY
                             (Name of Filing Person)

                     Cumulative Preferred Stock, 7% Series
                         (Title of Class of Securities)

                                    060077401
                      (CUSIP Number of Class of Securities)

                                 David R. Black
                         Bangor Hydro-Electric Company
                          33 State St., P.O. Box 932
                               Bangor, ME 04402

   (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:
                                Andrew Landry, Esq.
                              Rudman & Winchell, LLC
                           84 Harlow St., P.O. Box 1401
                               Bangor, ME 04402

                            CALCULATION OF FILING FEE

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Transaction Valuation*                  Amount of Filing Fee
-----------------------------------------------------------------------
         $2,875,000                              $575.00
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* The amount of the filing fee was calculated at a rate of one-fiftieth of one percent of the transaction valuation. The transaction valuation is calculated solely for the purpose of determining the amount of filing fee, assuming the purchase of all outstanding shares of each series of preferred stock listed above, at the purchase price per share set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) hereto.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable.  Filing Party:  Not Applicable.

Form or Registration No.: Not Applicable.  Date Filed:  Not Applicable.


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [X]  going-private transaction subject to Rule 13e-3.

     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: [_]

     This Tender Offer Statement on Schedule TO relates to the tender offer by Bangor Hydro-Electric Company, a Maine corporation (the "Company"), to purchase all of its outstanding shares of its 7% Series series of cumulative preferred stock, CUSIP No. 060077401 (the "Preferred Stock") at a cash purchase prices per share of $115.00.

     The offer is subject to the terms and conditions set forth in the Offer to Purchase (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are attached hereto as Exhibit (a)(1)(B).

ITEM 1. SUMMARY TERM SHEET

     The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

     The information set forth in the Offer to Purchase under "Summary Term Sheet," "Certain Information about Bangor Hydro," "Terms of the Offer" and "Certain Information about the Preferred Shares" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

     The Company is the only filing person. The information set forth in the Offer to Purchase under "Summary Term Sheet," "Certain Information about Bangor Hydro" and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

     The information set forth in the Offer to Purchase under "Summary Term Sheet," "Terms of the Offer," "Expiration Date; Extension of Tender Period; Termination; Amendment," "Procedure for Tendering Preferred Shares," "Withdrawal Rights," "Acceptance for Payment and Payment," "Special Factors," "Material United States Federal Income Tax Consequences of the Offer" and "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.


ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Not Applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     The information set forth in the Offer to Purchase under "Special Factors" and "Acceptance for Payment and Payment" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information set forth in the Offer to Purchase under "Source and Amount of Funds" and "Fees and Expenses" is incorporated herein by reference. There are no material conditions and no alternative financing arrangements or plans.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     The information set forth in the Offer to Purchase under "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     The information set forth in the Offer to Purchase under "Summary Term Sheet," and "Fees and Expenses" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

     The audited financial statements for the Company for the fiscal years ended December 31, 2001 and 2000, and unaudited financial statements for the quarter ending September 30, 2002 are incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal years ended December 31, 2001 and 2000, and Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. These reports are available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission ("SEC") at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or 233 Broadway, New York, New York 10279 or CitiCorp Center, 500
W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies can also be obtained at a prescribed rate from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov.

ITEM 11. ADDITIONAL INFORMATION

     The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS

     (a)(1)(A)      Offer to Purchase, dated January 28, 2003.

     (a)(1)(B)      Forms of Letter of Transmittal.

     (a)(1)(C)      Form of Letter from Treasurer.

     (a)(1)(D) Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

     (a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

     (a)(1)(F)      Guidelines for Certification of Taxpayer
                    Identification Number on Substitute Form W-9.

     (a)(1)(G)      Form of Notice of Guaranteed Delivery.

     (a)(1)(H)      Text of press release issued by Bangor Hydro-
                    Electric Company dated January 28, 2003.

     (a)(2)         None.

     (a)(3)         See Exhibit (a)(1)(A).

     (a)(4)         Not applicable.

     (a)(5)         None.

     (b)            Not applicable.

     (c)            None.

     (d)            None.

     (f)            Not applicable.

     (g)            Not applicable.

     (h)            Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

SCHEDULE 13E-3, ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a) Purposes. The information set forth in the Offer to Purchase under "Special Factors" is incorporated herein by reference.

     (b)  Alternatives. Not applicable.

     (c) Reasons. The information set forth in the Offer to Purchase under "Special Factors" is incorporated herein by reference.

     (d) Effects. The information set forth in the Offer to Purchase under "Special Factors," and "Material United States Federal Income Tax
Consequences of the Offer" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a) Fairness. The information set forth in the Offer to Purchase under "Special Factors" is incorporated herein by reference.

     (b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under "Special Factors" is incorporated herein by reference.

     (c) Approval of Security Holders. The information set forth in the Offer to Purchase under "Special Factors" is incorporated herein by reference.

     (d) Unaffiliated Representative. The information set forth in the Offer to Purchase under "Special Factors" is incorporated herein by reference.

     (e) Approval of Directors. The information set forth in the Offer to Purchase under "Special Factors" is incorporated herein by reference.

     (f)  Other Offers. Not applicable.

SCHEDULE 13E-3, ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     (a)  Report, Opinion or Appraisal.  None.

     (b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

     (c)  Availability of Documents.  Not Applicable.

SCHEDULE 13E-3, ITEM 12. THE SOLICITATION OR RECOMMENDATION.

     (d) Intent to Tender or Vote. The information set forth in the Offer to Purchase under "Interest of Directors and Executive Officers;
Transactions and Arrangements Concerning Shares" is incorporated herein by reference.


     (e) Recommendations of Others. The information set forth in the Offer to Purchase under "Fees and Expenses" is incorporated herein by reference.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: January 28, 2003

                                      BANGOR HYDRO-ELECTRIC COMPANY


                                      By: /s/ David R. Black
                                         ------------------------------
                                         Name: David R. Black
                                         Title: Treasurer


                                INDEX TO EXHIBITS

Exhibit
Number

(a)(1)(A)      Offer to Purchase, dated January 28, 2003.

(a)(1)(B)      Forms of Letter of Transmittal.

(a)(1)(C)      Form of Letter from Treasurer.

(a)(1)(D)      Form of Letter to Brokers, Dealers, Banks, Trust
               Companies and Other Nominees.

(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)      Guidelines for Certification of Taxpayer
               Identification Number on Substitute Form W-9.

(a)(1)(G)      Form of Notice of Guaranteed Delivery.

(a)(1)(H)      Text of press release issued by Bangor Hydro-
               Electric Company dated January 28, 2003.